UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Beasley Broadcast Group, Inc.

(Name of Issuer)

Class A Common Stock $0.001 Par Value Per Share

(Title of Class of Securities)

074014101

(CUSIP Number)

Richard D. Bohm

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

212-909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Peter A. Bordes, Jr., individually and as a Trustee of the Peter A. Bordes, Jr. 2009 Gift Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,413,850.99
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,413,850.99
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,413,850.99
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.67%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Excludes 4,009,142.01 shares of Class A Common Stock held by other Reporting Persons as to which Peter A. Bordes, Jr. disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1

NAME OF REPORTING PERSON

Cristina Bordes, as a Trustee of the Cristina Bordes 2009 Gift Trust, the Lee Bordes 2013 GRAT #4, the Lee Bordes 2013 GRAT #5, the Lee Bordes 2014 GRAT #4, the Lee Bordes 2014 GRAT #6, the Lee Bordes 2014 GRAT #7, the Lee Bordes 2015 GRAT #1, the Lee Bordes 2015 GRAT #4, the Lee Bordes 2015 GRAT #5, the Lee Bordes 2015 GRAT #6, the Lee Bordes 2015 GRAT #7, the Lee Bordes 2016 GRAT #2 and the Lee Bordes 2016 GRAT #3

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,967,756.68
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,967,756.68
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,967,756.68
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.25%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Excludes 3,455,236.32 shares of Class A Common Stock held by other Reporting Persons as to which Cristina Bordes disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1

NAME OF REPORTING PERSON

Stephen F. Lappert, as a Trustee of the Lee Bordes 2013 GRAT #4, the Lee Bordes 2013 GRAT #5, the Lee Bordes 2014 GRAT #4, the Lee Bordes 2014 GRAT #6, the Lee Bordes 2014 GRAT #7, the Lee Bordes 2015 GRAT #1, the Lee Bordes 2015 GRAT #4, the Lee Bordes 2015 GRAT #5, the Lee Bordes 2015 GRAT #6, the Lee Bordes 2015 GRAT #7, the Lee Bordes 2016 GRAT #2, the Lee Bordes 2016 GRAT #3, the Peter A. Bordes, Jr. 2009 Gift Trust, the Cristina Bordes 2009 Gift Trust, the Stephanie Bordes 2009 Gift Trust and the Stephen Bordes 2009 Gift Trust

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,550,137.58
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,550,137.58
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,550,137.58
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.31%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Excludes 1,872,855.42 shares of Class A Common Stock held by other Reporting Persons as to which Stephen F. Lappert disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,550,137.58
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,550,137.58
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,550,137.58
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.31%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Excludes 1,872,855.42 shares of Class A Common Stock held by other Reporting Persons as to which Lee Bordes disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Stephanie L. Bordes, as a Trustee of the Stephanie Bordes 2009 Gift Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 490,036.91
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 490,036.91
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490,036.91
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.05%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Excludes 4,932,9546.09 shares of Class A Common Stock held by other Reporting Persons as to which Stephanie L. Bordes disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Stephen M. Bordes, as a Trustee of the Stephen Bordes 2009 Gift Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 546,171.99
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 546,171.99
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 546,171.99
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.51%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Excludes 4,876,821.01 shares of Class A Common Stock held by other Reporting Persons as to which Stephen M. Bordes disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Peter A. Bordes Marital Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 191,098.16
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 191,098.16
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,098.16
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.58%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 5,231,894.84 shares of Class A Common Stock held by other Reporting Persons as to which the Peter A. Bordes Marital Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes Revocable Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 814,078.26
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 814,078.26
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 814,078.26
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.72%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 4,608,914.74 shares of Class A Common Stock held by other Reporting Persons as to which the Lee Bordes Revocable Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Peter A. Bordes, Jr. 2009 Gift Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 546,171.99
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 546,171.99
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 546,171.99
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.51%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 4,876,821.01 shares of Class A Common Stock held by other Reporting Persons as to which the Peter A. Bordes, Jr. 2009 Gift Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Cristina Bordes 2009 Gift Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 546,171.99
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 546,171.99
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 546,171.99
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.51%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 4,876,821.01 shares of Class A Common Stock held by other Reporting Persons as to which the Cristina Bordes 2009 Gift Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Stephanie Bordes 2009 Gift Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 490,036.91
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 490,036.91
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490,036.91
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.05%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 4,932,956.09 shares of Class A Common Stock held by other Reporting Persons as to which the Stephanie Bordes 2009 Gift Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Stephen Bordes 2009 Gift Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 546,171.99
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 546,171.99
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 546,171.99
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.51%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 4,876,821.01 shares of Class A Common Stock held by other Reporting Persons as to which the Stephen Bordes 2009 Gift Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes 2013 GRAT #4 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,546.80
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 47,546.80
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,546.80
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.39%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 5,375,446.20 shares of Class A Common Stock held by other Reporting Persons as to which the Lee Bordes 2013 GRAT #4 disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes 2013 GRAT #5 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 86,979.48
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 86,979.48
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,979.48
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.72%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 5,336,013.52 shares of Class A Common Stock held by other Reporting Persons as to which the Lee Bordes 2013 GRAT #5 disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes 2014 GRAT #4 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,228.05
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,228.05
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,228.05
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.24%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 5,393,764.95 shares of Class A Common Stock held by other Reporting Persons as to which the Lee Bordes 2014 GRAT #4 disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes 2014 GRAT #6 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 106,754.80
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 106,754.80
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,754.80
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.88%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 5,316,238.20 shares of Class A Common Stock held by other Reporting Persons as to which the Lee Bordes 2014 GRAT #6 disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes 2014 GRAT #7 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 177,030.21
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 177,030.21
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 177,030.21
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.46%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 5,245,962.79 shares of Class A Common Stock held by other Reporting Persons as to which the Lee Bordes 2014 GRAT #7 disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes 2015 GRAT #1 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,913.65
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 57,913.65
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,913.65
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.48%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 5,365,079.35 shares of Class A Common Stock held by other Reporting Persons as to which the Lee Bordes 2015 GRAT #1 disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes 2015 GRAT #4 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 61,315.40
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 61,315.40
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,315.40
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.51%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 5,361,677.60 shares of Class A Common Stock held by other Reporting Persons as to which the Lee Bordes 2015 GRAT #4 disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes 2015 GRAT #5 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 188,485.27
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 188,485.27
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,485.27
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.56%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 5,234,507.73 shares of Class A Common Stock held by other Reporting Persons as to which the Lee Bordes 2015 GRAT #5 disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes 2015 GRAT #6 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 236,935.09
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 236,935.09
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,935.09
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.96%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 5,186,057.91 shares of Class A Common Stock held by other Reporting Persons as to which the Lee Bordes 2015 GRAT #6 disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes 2015 GRAT #7 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 260,851.22
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 260,851.22
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,851.22
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.15%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 5,162,141.78 shares of Class A Common Stock held by other Reporting Persons as to which the Lee Bordes 2015 GRAT #7 disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes 2016 GRAT #2 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 85,734.57
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 85,734.57
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,734.57
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.71%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 5,337,258.43 shares of Class A Common Stock held by other Reporting Persons as to which the Lee Bordes 2016 GRAT #2 disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes 2016 GRAT #3 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,810.14
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 82,810.14
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,810.14
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.68%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 5,340,182.86 shares of Class A Common Stock held by other Reporting Persons as to which the Lee Bordes 2016 GRAT #3 disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CONTINUATION PAGES TO SCHEDULE 13D

This Schedule 13D is being filed jointly by the trusts (the “Trust Filers”) and individuals (in their capacity as trustee or co-trustee of one or more Trust Filers or otherwise) listed in Item 2(a) below who may be deemed to beneficially own a certain number of the shares of Class A Common Stock of Beasley Broadcast Group, Inc., a Delaware corporation (the “Issuer”), par value $.001 per share (the “Class A Common Stock”), as described herein.

Item 1.	Security and Issuer.

Class A Common Stock, par value $.001 per share

Beasley Broadcast Group, Inc.

The Issuer’s principal executive offices are located at 3033 Riviera Drive, Suite 200; Naples, Florida 34103.

Item 2.	Identity and Background

(a) The names of the Reporting Persons who are Trust Filers are:

•	Lee Bordes Revocable Trust; Peter A. Bordes Marital Trust;

•	Peter A. Bordes, Jr. 2009 Gift Trust; Cristina Bordes 2009 Gift Trust; Stephanie Bordes 2009 Gift Trust; Stephen Bordes 2009 Gift Trust (collectively, the “Gift Trusts”); and

•	Lee Bordes 2013 GRAT #4; Lee Bordes 2013 GRAT #5; Lee Bordes 2014 GRAT #4; Lee Bordes 2014 GRAT #6; Lee Bordes 2014 GRAT #7; Lee Bordes 2015 GRAT #1; Lee Bordes 2015 GRAT #4; Lee Bordes 2015 GRAT #5; Lee Bordes 2015 GRAT #6; Lee Bordes 2015 GRAT #7; Lee Bordes 2016 GRAT #2; and Lee Bordes 2016 GRAT #3 (collectively, the “Lee Bordes GRATs” and individually, a “Lee Bordes GRAT”).

The names of the Reporting Persons who are individual filers are:

•	Peter A. Bordes, Jr., individually and as a Trustee of the Peter A. Bordes, Jr. 2009 Gift Trust; Cristina Bordes, as a Trustee of the Cristina Bordes 2009 Gift Trust and the Lee Bordes GRATs; Stephanie L. Bordes, as a Trustee of the Stephanie Bordes 2009 Gift Trust; Stephen M. Bordes, as a Trustee of the Stephen Bordes 2009 Gift Trust; and Lee Bordes (collectively, the “Bordes Family”); and

•	Stephen F. Lappert, as a Trustee of the Gift Trusts and Lee Bordes GRATs.

(b) The business address of each Reporting Person is:

Peter A. Bordes, Jr.:

c/o oneQube

330 7th Avenue, New York, NY 10001

Each of:

Cristina Bordes, Stephanie Bordes, Stephen Bordes and Lee Bordes:

c/o Ms. Harriet Grier

301 N. Harrison St. #1000, Princeton, NJ 08540

Stephen F. Lappert

c/o Carter Ledyard & Millburn LLP

Two Wall Street, New York, NY 10005.

Trusts Filers:

Peter A. Bordes Marital Trust is a trust established under the laws of the State of New Jersey for the benefit of Lee Bordes and has an address of c/o Carter Ledyard & Millburn LLP, Two Wall Street, New York, NY 10005.

Lee Bordes Revocable Trust is a trust established under the laws of the State of Florida for the benefit of Lee Bordes and has an address of c/o Carter Ledyard & Millburn LLP, Two Wall Street, New York, NY 10005.

Peter A. Bordes, Jr. 2009 Gift Trust is a trust established under the laws of the State of New York for the benefit of Peter A. Bordes, Jr. and his descendants, and has an address of c/o Carter Ledyard & Millburn LLP, Two Wall Street, New York, NY 10005.

Cristina Bordes 2009 Gift Trust is a trust established under the laws of the State of New York for the benefit of Cristina Bordes and has an address of c/o Carter Ledyard & Millburn LLP, Two Wall Street, New York, NY 10005.

Stephanie Bordes 2009 Gift Trust is a trust established under the laws of the State of New York for the benefit of Stephanie Bordes and her descendants, and has an address of c/o Carter Ledyard & Millburn LLP, Two Wall Street, New York, NY 10005.

Stephen Bordes 2009 Gift Trust is a trust established under the laws of the State of New York for the benefit of Stephen Bordes and has an address of c/o Carter Ledyard & Millburn LLP, Two Wall Street, New York, NY 10005.

The Lee Bordes GRATs are trusts established under the laws of the State of Florida for the benefit of Lee Bordes and have an address of c/o Carter Ledyard & Millburn LLP, Two Wall Street, New York, NY 10005.

(c) Peter A. Bordes, Jr. currently serves as the CEO of oneQube (formerly Internet Media Labs Inc.) whose business address is 330 7th Avenue, New York, NY 10001. Peter A. Bordes, Jr. currently serves on the board of directors of the Issuer (the “Board”).

Lee Bordes is a former director of Greater Media, Inc. She is not currently employed.

Cristina Bordes is a former director of Greater Media, Inc. She is not currently employed.

Stephanie L. Bordes is a former director of Greater Media, Inc. She is not currently employed.

Stephen M. Bordes is not currently employed.

Stephen F. Lappert is an attorney at Carter Ledyard & Millburn LLP, Two Wall Street, New York, NY 10005.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All individual Reporting Persons are citizens of the United States. Reporting Persons that are trusts are organized in the jurisdiction set forth in Item 2(b) above.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 19, 2016, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Greater Media, Inc., a Delaware corporation (“Greater Media”), Beasley Media Group 2, Inc., a Delaware corporation and an indirect wholly owned subsidiary of the Issuer (“Merger Sub”), and Peter A. Bordes, Jr., as the stockholders’ representative (the “Stockholders’ Representative”), pursuant to which, on November 1, 2016 (the “Effective Time”), Merger Sub was merged with and into Greater Media, with Greater Media surviving the merger as an indirect wholly owned subsidiary of the Issuer (the “Merger”). Prior to the Effective Time, the Trust Filers were stockholders of Greater Media.

Pursuant to the terms of the Merger Agreement, as of the Effective Time, the Issuer acquired all of the issued and outstanding common stock of Greater Media in exchange for cash and $25,000,000 in shares of Class A Common Stock at a fixed value of $4.61 per share, of which 4,555,314 shares of Class A Common Stock (each such share of stock, a “Merger Share” and collectively, the “Merger Shares”) were issued to the Trust Filers, and 867,679 additional shares of Class A Common Stock (the “Holdback Shares”) were issued in the Trust Filers’ names and delivered to U.S. Bank National Association (the “Escrow Agent”) to be held in escrow pending a determination of any purchase price adjustment for the Greater Media stock as set forth in the Merger Agreement (the price paid for the Greater Media stock after any such adjustment, the “Purchase Price”).

The number of Merger Shares issued to any Trust Filers and the number of Holdback Shares registered in their names and delivered to the Escrow Agent are each set forth in Schedule 1 hereto.

The foregoing summary of the Merger Agreement and Merger are qualified in their entirety by reference to the Agreement and Plan of Merger filed as Exhibit 1 herewith and incorporated by reference herein.

Item 4.	Purpose of Transaction

The information contained in Item 3 above, Item 6 below and Schedule 2 hereto is hereby incorporated by reference.

The Reporting Persons have acquired beneficial ownership of the Merger Shares, and have acquired or expect to acquire beneficial ownership of all or some of the Holdback Shares, pursuant to the Merger Agreement as an investment. Pursuant to the Investor Rights Agreement (as defined and described in Item 6 below), the Trust Filers have the right to designate one director to serve on the Board. The Trust Filers, pursuant to the BFTW Agreement described in Item 6 below, have designated Peter A. Bordes, Jr. as their director designee and Mr. Bordes was appointed to the Board on November 1, 2016. Upon a determination of any adjustment to the final Purchase Price as provided in the Merger Agreement, all or a portion of the Holdback Shares will be released to the Trust Filers or returned to the Issuer, as applicable. The maximum number of Holdback Shares that may be released to each Trust Filer upon such determination is set forth in Schedule 1.

Each of the Reporting Persons intends to re-examine its investments in the Class A Common Stock from time to time and may, from time to time, depending upon market conditions and other factors deemed relevant by such Reporting Person, acquire additional shares of Class A Common Stock or dispose of any or all of its shares of Class A Common Stock. Each of the Reporting Persons reserves the right to, and may in the future choose to, change his, her or its purpose with respect to the investment and take such actions as the Reporting Person deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, pursuant to the exercise of its registration rights (see Item 6 below), in a privately negotiated transaction, by transfer, by exchange or by gift, all or a portion of the shares of Issuer which such Reporting Person now owns or may hereafter acquire from the Issuer. The trustees of each of the Lee Bordes GRATs currently expect to satisfy the annuity payments of such Lee Bordes GRAT, in whole or in part, through a distribution of shares of the Issuer.

Except as noted above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of Issuer

All share percentage calculations in this Schedule 13D are based on 12,112,142 shares of Class A Common Stock outstanding as of November 1, 2016, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 4, 2016.

(a) and (b) The Reporting Persons may be deemed to beneficially own an aggregate of 5,422,993 shares of Class A Common Stock as a result of their beneficial ownership of 4,555,314 shares of Class A Common Stock (the Merger Shares) held directly by the Trust Filers, and 867,679 shares of Class A Common Stock (the Holdback Shares) held in escrow and subject to reduction in connection with a final determination of any adjustment to the Purchase Price pursuant to the Merger Agreement. Such aggregate amount represents approximately 44.77% of the total shares of the Issuer’s Class A Common Stock currently outstanding. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, except to the extent of any pecuniary interest, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Peter A. Bordes, Jr. may be deemed to beneficially own an aggregate of 1,413,850.99 shares of Class A Common Stock. This aggregate amount represents approximately 11.67% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the current shared power to vote or direct the vote of an aggregate of 867,679 Holdback Shares as a result of certain voting provisions of the Escrow Agreement (as defined and described in Item 6 below), and, as a co-trustee, the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 546,171.99 shares of Class A Common Stock owned of record by the Peter A. Bordes, Jr. 2009 Gift Trust. He disclaims beneficial ownership, except to the extent of any pecuniary interest, of 546,171.99 shares of Class A Common Stock owned of record by the Peter A. Bordes, Jr. 2009 Gift Trust and an aggregate of 867,679 Holdback Shares, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Cristina Bordes may be deemed to beneficially own an aggregate of 1,967,756.68 shares of Class A Common Stock. This aggregate amount represents approximately 16.25% of the shares of Class A Common Stock currently outstanding. As a co-trustee, she may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,967,756.68 shares of Class A Common Stock (including 546,171.99 shares of Class A Common Stock owned of record by the Cristina Bordes 2009 Gift Trust and an aggregate of 1,421,584.69 shares of Class A Common Stock owned of record by the Lee Bordes GRATs). She disclaims beneficial ownership, except to the extent of any pecuniary interest, of 546,171.99 shares of Class A Common Stock owned of record by the Cristina Bordes 2009 Gift Trust and an aggregate of 1,421,584.69 shares of Class A Common Stock owned of record by the Lee Bordes GRATs, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Stephen F. Lappert may be deemed to beneficially own an aggregate of 3,550,137.58 shares of Class A Common Stock. This aggregate amount represents approximately 29.31% of the shares of Class A Common Stock currently outstanding. As a co-trustee, he may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 3,550,137.58 shares of Class A Common Stock (including an aggregate of 2,128,552.89 shares of Class A Common Stock owned of record by the Gift Trusts and an aggregate of 1,421,584.69 shares of Class A Common Stock owned of record by the Lee Bordes GRATs). He disclaims beneficial ownership of an aggregate of 2,128,552.89 shares of Class A Common Stock owned of record by the Gift Trusts and an aggregate of 1,421,584.69 shares of Class A Common Stock owned of record by the Lee Bordes GRATs, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Lee Bordes may be deemed to beneficially own an aggregate of 3,550,137.58 shares of Class A Common Stock. This aggregate amount represents approximately 29.31% of the shares of Class A Common Stock currently outstanding. By reason of certain asset substitution rights, she may be deemed to have the right to acquire and therefore may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 3,550,137.58 shares of Class A Common Stock (including an aggregate of 2,128,552.89 shares of Class A Common Stock owned of record by the Gift Trusts and an aggregate of 1,421,584.69 shares of Class A Common Stock owned of record by the Lee Bordes GRATs). She disclaims beneficial ownership of an aggregate of 2,128,552.89 shares of Class A Common Stock owned of record by the Gift Trusts and an aggregate of 1,421,584.69 shares of Class A Common Stock owned of record by the Lee Bordes GRATs, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Stephanie L. Bordes may be deemed to beneficially own an aggregate of 490,036.91 shares of Class A Common Stock. This aggregate amount represents approximately 4.05% of the shares of Class A Common Stock currently outstanding. As a co-trustee, she may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 490,036.91 shares of Class A Common Stock owned of record by the Stephanie Bordes 2009 Gift Trust. She disclaims beneficial ownership, except to the extent of any pecuniary interest, of 490,036.91 shares of Class A Common Stock owned of record by the Stephanie Bordes 2009 Gift Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Stephen M. Bordes may be deemed to beneficially own an aggregate of 546,171.99 shares of Class A Common Stock. This aggregate amount represents approximately 4.51% of the shares of Class A Common Stock currently outstanding. As a co-trustee, he may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 546,171.99 shares of Class A Common Stock owned of record by the Stephen Bordes 2009 Gift Trust. He disclaims beneficial ownership, except to the extent of any pecuniary interest, of 546,171.99 shares of Class A Common Stock owned of record by the Stephen Bordes 2009 Gift Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

The Peter A. Bordes Marital Trust may be deemed to beneficially own an aggregate of 191,098.16 shares of Class A Common Stock. Peter A. Bordes, Jr., Cristina Bordes, Stephanie L. Bordes, Stephen M. Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 8 of this Schedule 13D is hereby incorporated by reference.

The Lee Bordes Revocable Trust may be deemed to beneficially own an aggregate of 814,078.26 shares of Class A Common Stock. Peter A. Bordes, Jr., Cristina Bordes, Stephanie L. Bordes, Stephen M. Bordes and JPMorgan Chase Bank, N.A. are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 9 of this Schedule 13D is hereby incorporated by reference.

The Peter A. Bordes, Jr. 2009 Gift Trust may be deemed to beneficially own an aggregate of 546,171.99 shares of Class A Common Stock. Peter A. Bordes, Jr. and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 10 of this Schedule 13D is hereby incorporated by reference.

The Cristina Bordes 2009 Gift Trust may be deemed to beneficially own an aggregate of 546,171.99 shares of Class A Common Stock. Cristina Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 11 of this Schedule 13D is hereby incorporated by reference.

The Stephanie Bordes 2009 Gift Trust may be deemed to beneficially own an aggregate of 490,036.91 shares of Class A Common Stock. Stephanie Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 12 of this Schedule 13D is hereby incorporated by reference.

The Stephen Bordes 2009 Gift Trust may be deemed to beneficially own an aggregate of 546,171.99 shares of Class A Common Stock. Stephen Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 13 of this Schedule 13D is hereby incorporated by reference.

The Lee Bordes 2013 GRAT #4 may be deemed to beneficially own an aggregate of 47,546.80 shares of Class A Common Stock. Cristina Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 14 of this Schedule 13D is hereby incorporated by reference.

The Lee Bordes 2013 GRAT #5 may be deemed to beneficially own an aggregate of 86,979.48 shares of Class A Common Stock. Cristina Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 15 of this Schedule 13D is hereby incorporated by reference.

The Lee Bordes 2014 GRAT #4 may be deemed to beneficially own an aggregate of 29,228.05 shares of Class A Common Stock. Cristina Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 16 of this Schedule 13D is hereby incorporated by reference.

The Lee Bordes 2014 GRAT #6 may be deemed to beneficially own an aggregate of 106,754.80 shares of Class A Common Stock. Cristina Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 17 of this Schedule 13D is hereby incorporated by reference.

The Lee Bordes 2014 GRAT #7 may be deemed to beneficially own an aggregate of 177,030.21 shares of Class A Common Stock. Cristina Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 18 of this Schedule 13D is hereby incorporated by reference.

The Lee Bordes 2015 GRAT #1 may be deemed to beneficially own an aggregate of 57,913.65 shares of Class A Common Stock. Cristina Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 19 of this Schedule 13D is hereby incorporated by reference.

The Lee Bordes 2015 GRAT #4 may be deemed to beneficially own an aggregate of 61,315.40 shares of Class A Common Stock. Cristina Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 20 of this Schedule 13D is hereby incorporated by reference.

The Lee Bordes 2015 GRAT #5 may be deemed to beneficially own an aggregate of 188,485.27 shares of Class A Common Stock. Cristina Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 21 of this Schedule 13D is hereby incorporated by reference.

The Lee Bordes 2015 GRAT #6 may be deemed to beneficially own an aggregate of 236,935.09 shares of Class A Common Stock. Cristina Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 22 of this Schedule 13D is hereby incorporated by reference.

The Lee Bordes 2015 GRAT #7 may be deemed to beneficially own an aggregate of 260,851.22 shares of Class A Common Stock. Cristina Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 23 of this Schedule 13D is hereby incorporated by reference.

The Lee Bordes 2016 GRAT #2 may be deemed to beneficially own an aggregate of 85,734.57 shares of Class A Common Stock. Cristina Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 24 of this Schedule 13D is hereby incorporated by reference.

The Lee Bordes 2016 GRAT #3 may be deemed to beneficially own an aggregate of 82,810.14 shares of Class A Common Stock. Cristina Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 25 of this Schedule 13D is hereby incorporated by reference.

(c) The Reporting Persons acquired the Merger Shares listed on Schedule 1 on November 1, 2016 pursuant to the Merger Agreement and 867,679 Holdback Shares of Class A Common Stock were placed in escrow on November 1, 2016 pursuant to the terms of the Merger Agreement and are being held in escrow pursuant to the Escrow Agreement described in Item 6 below for the benefit (subject to reduction) of the Trust Filers set forth on Schedule 1, in each case at a fixed value of $4.61 per share.

(d) Except as described in Item 5(b) or Item 5(c) above or as set forth in Schedule 2 hereto, no person other than each respective owner of Issuer’s Class A Common Stock referred to therein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Issuer Class A Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, and Relationships with respect to Securities of the Issuer.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above or between such persons and any other person with respect to the Merger Shares or Escrow Shares.

Merger Agreement and Escrow Agreement

Pursuant to the terms of the Merger Agreement, as of the Effective Time, the Issuer acquired all of the issued and outstanding common stock of Greater Media in exchange for cash and $25,000,000 in shares of Class A Common Stock at a fixed value of $4.61 per share, of which 4,555,314.00 Merger Shares were issued to the Trust Filers, and 867,679 Holdback Shares were issued in the Trust Filers’ names and delivered to the Escrow Agent pursuant to an Escrow Agreement, by and among the Issuer, the Stockholders Representative, and the Escrow Agent (the “Escrow Agreement”). The amounts of Merger Shares and Holdback Shares issued in the names of each Trust Filer are set forth in Schedule 1.

Once any adjustment to the Purchase Price is finally determined, the Issuer and the Stockholders’ Representative will deliver joint written instructions to the Escrow Agent directing it, as applicable, to release all or a portion of the Holdback Shares to the Trust Filers and, as applicable, to cancel all or a portion of the Holdback Shares, in each case in accordance with the terms of the Merger Agreement. At such time, dividends, if any, on the Holdback Shares will be released to the person to whom the associated Holdback Shares are released (or to the Issuer in the case of any cancelled Holdback Shares). Until such time, the Escrow Agent will vote the Escrow Shares as indicated by the Stockholders’ Representative, or if no such indication is received, in accordance with the recommendation of the Board.

The foregoing summaries of the Merger Agreement, Merger and Escrow Agreement are qualified in their entirety by reference to the Merger Agreement filed as Exhibit 1 herewith and the Escrow Agreement filed as Exhibit 2 herewith, each of which are incorporated by reference herein.

Investor Rights Agreement

At the Effective Time of the Merger, the Issuer and certain stockholders affiliated with the Beasley family entered into an Investor Rights Agreement with the Trust Filers (the “Investor Rights Agreement”).

Pursuant to the Investor Rights Agreement, for so long as the Trust Filers collectively hold at least 75% of the Merger Shares, such stockholders have the right to designate one director to the Board and the stockholders affiliated with the Beasley family that are party to the Investor Rights Agreement agree to vote or give written consent in favor of such designee.

Pursuant to the terms of the Investor Rights Agreement, on November 1, 2016 , the Board voted to increase its size from eight to nine members and appointed, effective immediately, Peter A. Bordes, Jr., as the designee of the Trust Filers, to fill the vacancy created by such increase.

In addition, pursuant to the Investor Rights Agreement, the Trust Filers have “tag-along” rights allowing them to sell their shares on a pro rata basis with the certain stockholders affiliated with the Beasley family, subject to certain limitations.

This description of the Investor Rights Agreement does not purport to be complete, and is subject to and qualified in its entirety by reference to the full text of the Investor Rights Agreement filed as Exhibit 3 herewith and incorporated by reference herein.

Registration Rights Agreement

At the Effective Time, the Issuer entered into a Registration Rights Agreement with the Trust Filers and BFTW LLC (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer is required, not later than 20 days following the closing of the Merger, to file a shelf registration statement on Form S-3 with the Securities and Exchange Commission with respect to the resale of the Merger Shares by the Trust Filers. The Issuer is required to use its reasonable best efforts to have such registration statement declared effective as soon as reasonably practicable and kept effective until the earlier of six years thereafter or when each Trust Filer no longer holds any Merger Shares. In addition, the Trust Filers have the right, subject to certain limitations, to four underwritten shelf takedowns (each a “Shelf Takedown”).

If the shelf registration statement on Form S-3 is not declared effective or becomes unavailable, the Trust Filers have the right, on two occasions, to demand that the Issuer file a registration statement on Form S-1 with the SEC with respect to the resale of the Merger Shares by such Trust Filers (each a “Demand Registration”), subject to certain limitations. In addition, the Trust Filers are entitled to an unlimited number of piggyback registration rights with respect to the registration of any equity securities of the Issuer, subject to certain limitations.

These registration rights are subject to customary conditions and limitations regarding cutbacks and indemnification, among others. Subject to certain exceptions, the Issuer is generally required to bear all expenses of such registration, other than underwriting discounts and commissions and certain travel expenses.

This description of the Registration Rights Agreement does not purport to be complete, and is subject to and qualified in its entirety by reference to the full text of the Registration Rights Agreement filed as Exhibit 4 herewith and incorporated by reference herein.

Amended and Restated Limited Liability Company Agreement of BFTW LLC

At the Effective Time, the former stockholders of Greater Media (including the Trust Filers) entered into the Amended and Restated Limited Liability Company Agreement of BFTW LLC (the “BFTW Agreement”). The members of BFTW LLC are the former stockholders of Greater Media and the managers of BFTW LLC are Cristina Bordes, Peter A. Bordes, Jr. and Stephanie Bordes. The approval of two or more managers is required for any action requiring a manager’s approval.

Pursuant to the BFTW Agreement:

•	Each of Cristina Bordes, Peter A. Bordes, Jr., Stephanie Bordes and Stephen Bordes have an exclusive right to cause BFTW LLC to exercise one Shelf Takedown pursuant to the Registration Rights Agreement;

•	BFTW LLC may request a Demand Registration only if two or more of Cristina Bordes, Peter A. Bordes, Jr., Stephanie Bordes and Stephen Bordes agree to cause BFTW LLC to initiate such request;

•	Each member of BFTW LLC agrees to provide the other members with five days’ notice prior to entering into discussions with a third party regarding a possible sale of Merger Shares or, if applicable, Holdback Shares and grants the other members “tag-along” rights allowing them to participate on a pro rata basis in any such sale; and

•	Each member agrees that Peter A. Bordes, Jr. is appointed as the Trust Filers’ designee to serve on the Board, and that the managers of BFTW LLC may appoint a different designee at any time for any reason.

This description of the BFTW Agreement does not purport to be complete, and is subject to and qualified in its entirety by reference to the full text of the BFTW Agreement filed as Exhibit 5 herewith and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement, dated November 11, 2016.

Exhibit B: Powers of Attorney for each of:

Peter A. Bordes, Jr.

Cristina Bordes

Stephanie L. Bordes

Stephen M. Bordes

Lee Bordes

Exhibit 1: Agreement and Plan of Merger, dated July 19, 2016, by and among the Issuer, Greater Media, Merger Sub and the Stockholders’ Representative, incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 20, 2016.

Exhibit 2: Escrow Agreement, dated November 1, 2016, by and among the Issuer, the Stockholders’ Representative and the Escrow Agent.

Exhibit 3: Investor Rights Agreement, dated November 1, 2016, by and among the Issuer, the Trust Filers and certain stockholders affiliated with the Beasley family (incorporated herein by reference to Exhibit 10.1 to the Form 8-K of the Issuer filed with the Securities and Exchange Commission on November 4, 2016).

Exhibit 4: Registration Rights Agreement, dated November 1, 2016, by and among the Issuer, the Trust Filers and BFTW LLC (incorporated herein by reference to Exhibit 10.2 to the Form 8-K of the Issuer filed with the Securities and Exchange Commission on November 4, 2016).

Exhibit 5: Amended and Restated Limited Liability Company Agreement of BFTW LLC, dated November 1, 2016, by and among the former stockholders of Greater Media (including the Trust Filers).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 11, 2016

PETER A. BORDES, JR., as Trustee of the Peter A. Bordes, Jr. 2009 Gift Trust

*
Peter A. Bordes, Jr.

CRISTINA BORDES, as a Trustee of the Cristina Bordes 2009 Gift Trust, the Lee Bordes 2013 GRAT #4, the Lee Bordes 2013 GRAT #5, the Lee Bordes 2014 GRAT #4, the Lee Bordes 2014 GRAT #6, the Lee Bordes 2014 GRAT #7, the Lee Bordes 2015 GRAT #1, the Lee Bordes 2015 GRAT #4, the Lee Bordes 2015 GRAT #5, the Lee Bordes 2015 GRAT #6, the Lee Bordes 2015 GRAT #7, the Lee Bordes 2016 GRAT #2 and the Lee Bordes 2016 GRAT #3

*
Cristina Bordes

STEPHEN F. LAPPERT, as a Trustee of the Lee Bordes 2013 GRAT #4, the Lee Bordes 2013 GRAT #5, the Lee Bordes 2014 GRAT #4, the Lee Bordes 2014 GRAT #6, the Lee Bordes 2014 GRAT #7, the Lee Bordes 2015 GRAT #1, the Lee Bordes 2015 GRAT #4, the Lee Bordes 2015 GRAT #5, the Lee Bordes 2015 GRAT #6, the Lee Bordes 2015 GRAT #7, the Lee Bordes 2016 GRAT #2, the Lee Bordes 2016 GRAT #3, the Peter A. Bordes, Jr. 2009 Gift Trust, the Cristina Bordes 2009 Gift Trust, the Stephanie Bordes 2009 Gift Trust and the Stephen Bordes 2009 Gift Trust

/s/ Stephen F. Lappert
Stephen F. Lappert

LEE BORDES

*
Lee Bordes

STEPHANIE L. BORDES, as a Trustee of the Stephanie Bordes 2009 Gift Trust

*
Stephanie L. Bordes

STEPHEN M. BORDES, as a Trustee of the Stephen Bordes 2009 Gift Trust

*
Stephen M. Bordes

LEE BORDES REVOCABLE TRUST

*
By:	Peter A. Bordes, Jr., Trustee

*
By:	Cristina Bordes, Trustee

*
By:	Stephanie L. Bordes, Trustee

*
By:	Stephen M. Bordes, Trustee

PETER A. BORDES MARITAL TRUST

*
By:	Peter A. Bordes, Jr., Trustee

*
By:	Cristina Bordes, Trustee

*
By:	Stephanie L. Bordes, Trustee

*
By:	Stephen M. Bordes, Trustee

/s/ Stephen F. Lappert
By:	Stephen F. Lappert, Trustee

PETER A. BORDES, JR. 2009 GIFT TRUST

*
By:	Peter A. Bordes, Jr., Trustee

/s/ Stephen F. Lappert
By:	Stephen F. Lappert, Trustee

CRISTINA BORDES 2009 GIFT TRUST

*
By:	Cristina Bordes, Trustee

/s/ Stephen F. Lappert
By:	Stephen F. Lappert, Trustee

STEPHANIE BORDES 2009 GIFT TRUST

*
By:	Stephanie L. Bordes, Trustee

/s/ Stephen F. Lappert
By:	Stephen F. Lappert, Trustee

STEPHEN BORDES 2009 GIFT TRUST

*
By:	Stephen M. Bordes, Trustee

/s/ Stephen F. Lappert
By:	Stephen F. Lappert, Trustee

LEE BORDES 2013 GRAT #4

LEE BORDES 2013 GRAT #5

LEE BORDES 2014 GRAT #4

LEE BORDES 2014 GRAT #6

LEE BORDES 2014 GRAT #7

LEE BORDES 2015 GRAT #1

LEE BORDES 2015 GRAT #4

LEE BORDES 2015 GRAT #5

LEE BORDES 2015 GRAT #6

LEE BORDES 2015 GRAT #7

LEE BORDES 2016 GRAT #2

LEE BORDES 2016 GRAT #3

*
By:	Cristina Bordes, Trustee

/s/ Stephen F. Lappert
By:	Stephen F. Lappert, Trustee

*By:	/s/ Stephen F. Lappert
Stephen F. Lappert
as Attorney-in-Fact

Schedule 1

Former Greater Media, Inc. Shareholder	Merger Shares	Interest in Holdback Shares
Peter A. Bordes Marital Trust	191,098.155	36,399.655
Lee Bordes Revocable Trust	814,078.261	155,062.551
Lee Bordes 2013 GRAT #4	47,546.799	9,056.535
Lee Bordes 2013 GRAT #5	86,979.483	16,567.523
Lee Bordes 2014 GRAT #4	29,228.054	5,567.249
Lee Bordes 2014 GRAT #6	106,754.797	20,334.250
Lee Bordes 2014 GRAT #7	177,030.213	33,720.046
Lee Bordes 2015 GRAT #1	57,913.652	11,031.174
Lee Bordes 2015 GRAT #4	61,315.395	11,679.125
Lee Bordes 2015 GRAT #5	188,485.270	35,901.962
Lee Bordes 2015 GRAT #6	236,935.088	45,130.500
Lee Bordes 2015 GRAT #7	260,851.222	49,685.955
Lee Bordes 2016 GRAT #2	85,734.574	16,330.398
Lee Bordes 2016 GRAT #3	82,810.140	15,773.363
Peter A. Bordes, Jr., 2009 Gift Trust	546,171.995	104,032.778
Stephanie Bordes 2009 Gift Trust	490,036.912	93,340.380
Cristina Bordes 2009 Gift Trust	546,171.995	104,032.778
Stephen Bordes 2009 Gift Trust	546,171.995	104,032.778

Schedule 2

1. Stephen F. Lappert is a co-trustee of each of the following trusts of which Lee Bordes is the grantor (the “Grantor”): the Peter A. Bordes, Jr., 2009 Gift Trust (with Peter A. Bordes, Jr., as co-trustee), the Cristina Bordes 2009 Gift Trust (with Cristina A. Bordes as co-trustee), the Stephanie Bordes 2009 Gift Trust (with Stephanie L. Bordes as co-trustee), the Stephen Bordes 2009 Gift Trust (with Stephen M. Bordes as co-trustee) (each, a “Gift Trust” and collectively, the “Gift Trusts”).

The following table lists the current beneficiaries (each, a “Current Beneficiary”) of each of the Gift Trusts:

Gift Trust	Current Beneficiaries
Peter A. Bordes, Jr., 2009 Gift Trust	Peter A. Bordes, Jr., and his children
Cristina Bordes 2009 Gift Trust	Cristina A. Bordes
Stephanie Bordes 2009 Gift Trust	Stephanie L. Bordes and her children
Stephen Bordes 2009 Gift Trust	Stephen M. Bordes

Peter A. Bordes, Jr., Cristina A. Bordes, Stephanie L. Bordes and Stephen M. Bordes are children of Lee Bordes.

For each of the Gift Trusts, distributions of income and principal can be made in the sole discretion of the trustees other than any Current Beneficiary of such trust; any income not so distributed is to be added to principal. If any trustee ceases to act or if at any time fewer than three trustees are acting, the Grantor may appoint a successor trustee or trustees. Subject to the foregoing, if at any time fewer than three trustees are acting, the acting trustees may appoint a co-trustee or co-trustees or a successor trustee or successor trustees. At his or her death, each of Peter A. Bordes, Jr., Cristina A. Bordes, Stephanie L. Bordes and Stephen M. Bordes has a power to appoint the property belonging to the income or principal of the Gift Trust of which he or she is a Current Beneficiary to such person or persons among a class consisting of his or her spouse (to the extent of an income interest) and descendants. The trustees (other than the current Beneficiary of such trust) may also grant the Current Beneficiary a general power within the meaning of section 2041 of the Internal Revenue Code.

Lee Bordes, acting in a non-fiduciary capacity and without the consent of any trustee, has the power to reacquire any assets belonging to the trust by substituting other property of equivalent value as determined by the trustees (other than Lee Bordes and any person related or subordinate, within the meaning of section 672(c) of the Internal Revenue Code, to her).

The Current Beneficiaries of each Gift Trust can be said to have only a contingent economic interest in the securities of the Issuer held by such Gift Trust because the distributions of income and principal can only be made in the sole discretion of the trustee who is not a Current Beneficiary of such trust.

2. Stephen F. Lappert and Cristina A. Bordes are co-trustees of each of the following grantor retained annuity trusts established by Lee Bordes (the “Grantor”): Lee Bordes 2013 GRAT #4 u/i of Lee Bordes dated July 15, 2013, Lee Bordes 2013 GRAT #5 u/i of Lee Bordes dated July 15, 2013, Lee Bordes 2014 GRAT #4 u/i of Lee Bordes dated January 28, 2014, Lee Bordes 2014 GRAT #6 u/i of Lee Bordes dated July 16, 2014, Lee Bordes 2014 GRAT #7 u/i of Lee Bordes dated July 16, 2014, Lee Bordes 2015 GRAT #1 u/i of Lee Bordes dated March 2, 2015, Lee Bordes 2015 GRAT #4 u/i of Lee Bordes dated May 13, 2015, Lee Bordes 2015 GRAT #5 u/i of Lee Bordes dated July 15, 2015, Lee Bordes 2015 GRAT #6 u/i of Lee Bordes dated July 15, 2015, Lee Bordes 2015 GRAT #7 u/i of Lee Bordes dated July 15, 2015, Lee Bordes 2016 GRAT #2 u/i of Lee Bordes dated February 8, 2016 and Lee Bordes 2016 GRAT #3 u/i of Lee Bordes dated May 13, 2016 (each, a “GRAT” and collectively, the “GRATs”)

From each of the GRATs, a single annuity payment is made in each year of the GRAT term, consisting of net income, and to the extent the net income is insufficient, principal, to the Grantor or, if she has died, to her estate. The trustees expect to satisfy the annuity payments, in whole or in part, through a distribution of shares of the Issuer. If the Grantor dies during the term of the GRAT, the trust property is payable to her estate. Property remaining after all amounts due the Grantor or her estate have been satisfied is paid to the four Gift Trusts described above. If at any time fewer than three trustees are acting, the acting trustees may appoint a co-trustee or co-trustees or a successor trustee or successor trustees.

Lee Bordes, acting in a non-fiduciary capacity and without the consent of any trustee, has the power to reacquire any assets belonging to the trust by substituting other property of equivalent value as determined by the trustees (other than Lee Bordes and any person related or subordinate, within the meaning of section 672(c) of the Internal Revenue Code, to her).

3. Stephen F. Lappert, Peter A. Bordes, Jr., Cristina A. Bordes, Stephanie L. Bordes and Stephen M. Bordes currently serve as co-trustees of the trust for the current benefit of Lee Bordes under Article FIVE, Section I of the will of Peter A. Bordes, deceased (the “Marital Trust”).

Lee Bordes is entitled to receive all of the net income and may receive principal in the sole discretion of the trustees (other than Lee Bordes). Upon the death of Lee Bordes, the trust property is to be divided into shares for each of her children who is then living and for the then living issue of any of them who has previously died.

4. Cristina A. Bordes, Stephanie L. Bordes, Peter A. Bordes, Jr. Stephen M. Bordes and JPMorgan Chase Bank, NA (JPMorgan Chase Bank, N.A., and any successor as trustee, the “Independent Trustee”) currently serve as co-trustees of the Lee Bordes Revocable Trust, created by the Grantor under a trust agreement dated March 17, 2012, as amended on January 29, 2015.

During her life, the Grantor is to receive so much of the net income and principal as she and the Independent Trustee determine to be sufficient for her health, support and maintenance. The Grantor may receive additional amounts of the net income and principal as she requests or the Independent Trustee determines provided that distributions would result in an unequal treatment of the Grantor’s children shall not be made without the consent of a majority of the children. The Grantor has retained the right to revoke the trust and to amend the trust agreement with the consent of the Independent Trustee.

Upon the Grantor’s death, the trustees are to distribute the property then belonging to the income and principal of the trust to such person or persons out of a class composed of the Grantor’s descendants and in such estates, interests and portions as the Grantor may appoint by her will.

If any trustee ceases to act, the Grantor may appoint a successor trustee or trustees, provided that the appointment of a successor Independent Trustee requires the consent of the trust protector, who is currently Stephen F. Lappert. The Grantor (or, if she is incapacitated, the protector) may remove any trustee and appoint a successor trustee or trustees, provided that the Grantor’s removal of the Independent Trustee requires the consent of the protector. Subject to the foregoing, a majority of the individual trustees may remove any individual trustee (other than the Independent Trustee). Upon the Grantor’s death, the Grantor’s child who is the Beneficiary of a trust then established is appointed trustee of such trust and is to appoint a co-trustee. The Grantor’s surviving children are appointed co-trustees of any trust established for a grandchild or more remote descendant. Each child who is the Beneficiary of a trust, and each grandchild or more remote descendant upon attaining age 30, has the continuing power to remove any trustee and appoint a successor trustee or trustees, provided that any such successor trustee shall not be a person related or subordinate (within the meaning of section 672 of the Internal Revenue Code) to the person making the appointment. If at any time fewer than three trustees are acting, the acting trustees may appoint a co-trustee or co-trustees or a successor trustee or successor trustees.